SAFETY QUICK LIGHTING & FANS CORP.

4400 North Point Parkway, Suite 154

Alpharetta, GA 30022

Tel: (770) 754-4711

Via Edgar

January 15, 2016

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Emily Drazen, Esq.
Larry Spirgel, Assistant Director

RE:	Safety Quick Lighting & Fans Corp
Registration Statement on Form S-1
Filed January 11, 2016
File No. 333-208959

Ladies and Gentlemen:

Safety Quick Lighting & Fans Corp. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on January 11, 2016 (the “Registration Statement”), so that such Registration Statement will become effective as of 12:00 p.m. Eastern Standard Time, on January 20, 2016, or as soon thereafter as practicable.

On January 14, 2016, the Company’s filing agent mistakenly filed a draft prospectus (based on the Registration Statement) under an incorrect registration number, instead of the Company’s acceleration request, which should be disregarded.

In connection with our request, the Company hereby acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

Thank you in advance for your attention to this matter. If you have any questions relating to any of the foregoing, please contact the undersigned, or Peter J. Gennuso, Company Counsel, at (212) 908-3958.

Respectfully,

SAFETY QUICK LIGHTING & FANS CORP.

/s/ John P. Campi

Name: John P. Campi

Title: Chief Executive Officer

cc:	Rani Kohen, Chairman, Safety Quick Lighting & Fans Corp.
Peter J. Gennuso, Esq.